Exhibit 1.2

KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing 100044, China

(NASDAQ: KZ)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT THE 35TH FLOOR, TENGDA PLAZA, NO. 168 XIZHIMENWAI STREET, BEIJING, CHINA ON THURSDAY, DECEMBER 16, 2015 AT 2 P.M.

I/WeNote 1 ________________________________of ___________________________________________ being the registered holder(s) of shares of par value US$0.0000005 eachNote 2 in the capital of KongZhong Corporation (the “Company”) HEREBY APPOINTS THE CHAIRMAN OF THE MEETING orNote 3 ________________________________of _____________________________________ or failing him ______________________________________ of ___________________________________ to act as my/our proxy to attend, act and vote on my/our behalf at the Annual General Meeting of the Company to be held at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China on December 15, 2016 at 2 p.m. and at any adjournment thereof, as the case may be, for the purpose of considering and, if thought fit, passing the following resolutions set out in the Notice of 2016 Annual General Meeting of Shareholders.

Please indicate with a “√” in the spaces provided how you wish your votes to be cast on a poll. If you wish to vote for the below resolutions, check the appropriate boxes marked “For”. If you wish to vote against the below resolutions, check the appropriate boxes marked “Against”. Should this form be returned duly signed but without a specific direction, the proxy will vote or abstain at his or her discretion.

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Ordinary Resolutions	For	Against

Proposal No. 1. To Re-elect Leilei Wang as a Director

IT IS RESOLVED, as an Ordinary Resolution, THAT:

The incumbent Director Leilei Wang be re-elected as a Director for an additional three-year term, to expire at the 2019 Annual General Meeting of Shareholders.

Proposal No. 2. To Re-elect Xiaoxin Chen as an Independent Director

IT IS RESOLVED, as an Ordinary Resolution, THAT:

The incumbent Independent Director Xiaoxin Chen be re-elected as an Independent Director for an additional three-year term, to expire at the 2019 Annual General Meeting of Shareholders.

Proposal No. 3. To Reappoint Deloitte Touche Tohmatsu as the Company’s Independent Auditor

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Deloitte Touche Tohmatsu be re-appointed as the Company’s independent auditor for the fiscal year 2016, to hold office until the next Annual General Meeting of Shareholders.

Dated __________________ Signature(s) Note 4____________________________

Note 1	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint holders of a share, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he or she was solely entitled thereto, but if more than one such joint holders is present at the Annual General Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of Members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

Note 2	Please insert the number of share registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

Note 3	If any proxy other than the Chairman is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy need not be a Member of the Company but must attend the Annual General Meeting in person to represent you.

Note 4	This form of proxy must be signed by your or your attorney duly authorized in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorized the sign the same.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s offices at the 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044 no later than December 7, 2016, 10 a.m. Beijing time. Completion and delivery of this form will not preclude you from attending and voting at the Annual General Meeting in person if you so wish, but the authority of your proxy will become invalid forthwith.

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